EXHIBIT 99.77C


SUB-ITEM 77C:  Submission of matters to a vote of security holders

Pursuant to a Consent of Sole Shareholder of the First Pacific Low Volatility Fund dated June 10, 2011, Lee Financial Group Inc., as sole shareholder, approved the following matter with regards to the First Pacific Low Volatility Fund: the form, terms and provisions of the Investment Advisory Agreement between First Pacific Mutual Fund, Inc. on behalf of the First Pacific Low Volatility Fund and Lee Financial Group Inc.